UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 16, 2005
OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)
107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

MATERIAL CHANGE REPORT
Filed pursuant to:
s. 85 of the Securities Act (British Columbia)
s. 118 of the Securities Act (Alberta)
s. 75 of the Securities Act (Ontario)

Item 1:	Reporting Issuer

OFFSHORE SYSTEMS INTERNATIONAL LTD.
#107 – 930 West 1st Street
North Vancouver, B.C.
V7P 3N4
Telephone: (604) 904-4600

Item 2:	Date of Material Change

December 16, 2005

Item 3:	Press Release

A press release was issued on December 16, 2005, via CCNMatthews. A true copy of the press release is attached.

Item 4:	Summary of Material Change

Offshore Systems International Ltd. announces that it expects to achieve revenue of approximately C$13.5 million for the fiscal year ended November 30, 2005.

Item 5:	Full Description of Material Change

See attached Schedule “A” Press Release dated December 16, 2005

Item 6:	Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

Not Applicable

Item 7:	Omitted Information

Not Applicable

Item 8:	Senior Officer

Mr. Ken Kirkpatrick
Chief Executive Officer
107 – 930 West 1st Street
North Vancouver, B.C.
V7P 3N4
Telephone: (604) 904-4612

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.
DATED this 16th day of December 2005

“Ken Kirkpatrick”
(Signature)

Ken Kirkpatrick
(Name)

Chief Executive Officer
(Position)

North Vancouver, B.C.
(Place of Declaration)

Exhibit ‘A’
OSI updates revenue guidance for fiscal 2005
Vancouver, Canada, December 16, 2005 — Offshore Systems International Ltd. (TSX: OSI; OTCBB: OFSYF) announced today that it expects to achieve revenue of approximately C$13.5 million for the fiscal year ended November 30, 2005.
The shortfall in revenue versus previous guidance was primarily driven by the unexpected delay in closing contracts valued at over C$3 million due to customer budgetary changes and complex contract negotiations. The company expects to secure these contracts in 2006. On July 12, 2005, the company provided revenue guidance of C$16 to C$19 million for fiscal 2005.
“We continue to execute on our growth strategy. With the recent acquisition of CHI Systems Inc., a U.S.-based technology defense contractor, fiscal 2006 is already proving to be a significant year for OSI,” stated Ken Kirkpatrick, President and CEO of OSI. “We expect the addition of CHI’s service-based revenue, which in 2004 was C$14.9 million (unaudited), to offset the volatility of our traditional contract-based revenue and assist in improving the predictability of total revenue.”
OSI will announce its full financial results for the 2005 fiscal fourth quarter and year-end in February 2006. At that time, the company will conduct a conference call with OSI management to discuss the financial results.
About OSI
Offshore Systems International Ltd. (OSI) makes geographic-intelligence software, systems and data products mainly for large government and civilian customers. The company operates three business units: OSI Navigation Systems (moving-map display systems and software for naval surface ships and submarines); OSI Applications (network-based map and target display software and services for national defense and homeland security) and Mapcon Mapping (digital land mapping and marine charting services for civilian customers). OSI’s common shares are listed on the Toronto Stock Exchange (TSX: OSI) and the OTC Bulletin Board (OTCBB: OFSYF). Visit OSI’s website at www.osil.com for the latest company updates.

Forward-Looking Statements
This news release contains items that constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended. These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Offshore Systems International can give no assurances that its representations will be achieved or that it will update them at any time in the future.
Contact
Tracy Rawa
Manager, Investor Relations
Phone: (604) 904-4627 or 1-888-880-9797
(604) 987 2555 (FAX)
IR@osl.com
www.osil.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“Ken Kirkpatrick”
Title: President & CEO

Date: December 16, 2005